Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

April 21, 2006
Media Montage: AT&T, BellSouth to merge
Video Script

Audio	Video
Music Up — Continues throughout	AT&T Logo appears BellSouth Logo appears
Brian Williams: “AT&T is paying $67 billion for BellSouth, and while this new company will be a phone company, it’s about so much more.”	NBC Nightly News March 6, 2006
Monday March 6, 2006 Financial Times-USA Edition BellSouth bought for $67 billion
• AT&T acquisition set to spark US telecoms upheaval
• Pressure now on Verizon
• Consolidation looms for equipment makers
By James Politi in Washington

Monday March 6, 2006
Financial Times-USA Edition
The long-expected move will see AT&T consolidate its position as the largest US carrier and take full control of Cingular, the two companies’ fast-growing wireless joint venture.

Monday March 6, 2006 Financial Times-USA Edition Market Value ($bn), Mar 3, 2006 AT&T 110.41 Verizon 99.15 Sprint Nextel 68.56 BellSouth 56.56 Alltel 24.63 Qwest 12.32

Duane Ackerman: “I think after a decade of change and sometimes turmoil, we now know that we are at the beginning of a great new day of telecommunications in America, and to help turn this promise into reality, AT&T and BellSouth are joining together to create a new company for a new day.”

Duane Ackerman, Chairman and CEO, BellSouth Corporation Telecom Next, March 21, 2006
Atlanta Journal-Constitution Monday, March 6, 2006

AT&T to buy BellSouth

Atlanta Journal-Constitution
Monday, March 6, 2006

Q: What is the impact on consumers?
A: Consumers here could see cheaper high-speed Internet service and a faster rollout of Internet TV, and benefit from a showdown between big phone and cable companies.

Charles W. Jones/staff

Anne Thompson: “AT&T’s acquisition of BellSouth will give it 71 million local phone customers, 54 million wireless subscribers, 9.8 million broadband customers in 22 states.”	NBC Nightly News March 6, 2006
The Wall Street Journal Monday, March 6, 2006 $67 Billion Deal Sets Field For a Race With Cable Over Phones and TV ‘An Explosion of Technology’
The Wall Street Journal Monday, March 6, 2006 A Reborn AT&T to Buy BellSouth

The Wall Street Journal
Monday, March 6, 2006

Caller ID

What both sides bring to the table in the proposed AT&T/BellSouth deal.

BellSouth brings:

   •High-tech networks in the south
   • New consumer market
   • Business customers
   • Wireless customers

AT&T brings:
   • Nascent TV business
   • Huge corporate customer base
   • Wireless customers

Other Benefits:

• Unites the two owners of Cingular Wireless • Big infrastructure cost saving By Dionne Searcey, staff Almar Latour and Dennis K. Berman
Rich Noonan: “AT&T officials will expect this merger will save the company $2 billion a year increasing to $3 billion a year by 2010.”	WGCL-TV Atlanta CBS Affiliate, 46 News at 6:00 March 6, 2006
The New York Times Business Day Monday, March 6, 2006 AT&T Buying BellSouth A Giant Phone Company Moves to Stay in Front of a Fractured Field By Ken Belson
Ed Whitacre Jr: “This merger will create a strong national and global competitor, better positioned to innovate and deliver new services to both businesses and consumers.”	Ed Whitacre Jr., Chairman and CEO, AT&T Inc. Telecom Next March 21, 2006
The Wall Street Journal A $67 billion deal to buy BellSouth Corp. puts AT&T back on top of the telephone industry By Dionne Searcey, staff Almar Latour and Dennis K. Berman
Ronald Frieson: “If you look at the history of AT&T and what they’ve been able to do, and a lot of analysts and a lot of people have reported on this, they have seen reduced bills.”	WSB-TV Atlanta ABC Affiliate, Channel 2 Action News March 6, 2006
USA Today By Leslie Cauley

With BellSouth in its pocket, AT&T would extend its lead as the USA’s undisputed No. 1 communications company and gain full control of the largest wireless phone provider.
“Since people will be choosing one company for so many services, competition will pay off for the customers.”	Jaye Watson, General Assignment Reporter WXIA-TV Atlanta NBC Affiliate, 11 Alive News March 6, 2006
Jeff Kagan: “We want there to be very vibrant competition. We want them both to be happy and healthy and competing for the customers because then the prices go down and innovation goes up.”	Jeff Kagan, Telecom Industry Analyst WXIA-TV Atlanta NBC Affiliate, 11 Alive News March 6, 2006
Fast montage of video of consumers using phones, PDAs, computers, and employees working on the Network
Music	AT&T logo and BellSouth logo appear

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.